                                                      Final Prospectus
                                                      Pursuant to Rule 424(b)(3)
                                                      File No. 333-90015

Prospectus

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                               14,202,161 Shares

                              PepsiAmericas, Inc.

                             Class B Common Stock

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     The shareholders listed on page 6 below are offering and may sell up to 14,202,161 shares of our Class B common stock under this prospectus. We will not receive any of the proceeds from this offering.

     Our Class B common stock is quoted on the New York Stock Exchange and trades under the ticker symbol "PAS." On November 11, 1999, the closing sale price of one share of our Class B common stock on the New York Stock Exchange was $4.8125.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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     The shares involve certain risks. See "Risk Factors" beginning on page 3.


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               The date of this prospectus is November 12, 1999

                              Prospectus Summary

     Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the other documents to which we refer you, before you decide to invest.

PepsiAmericas

     PepsiAmericas, Inc. ("PAS") manufactures, distributes and markets PepsiCo soft drinks and Cadbury Schweppes products in exclusive franchise territories that include Puerto Rico and portions of Arkansas, Iowa, Louisiana, Minnesota, Mississippi, North Dakota, South Dakota, Tennessee and Texas. We also produce and sell other soft drink, fruit juice and bottled water products in select markets.

     In October 1999, we acquired Delta Beverage Group, Inc. and Dakota Beverage Company, Inc. pursuant to exchange agreements. Former Delta shareholders received 18,310,006 shares of Class B common stock in exchange for all the Delta common stock. The former Dakota shareholder received 46,760,000 shares of Class B common stock in exchange for all the Dakota stock.

     In conjunction with the closing of the acquisitions, we obtained a $185 million credit facility from a syndicate of banks led by Bank of America, N.A. We plan to use the credit facility to pay costs related to the acquisitions, to refinance existing debt, for working capital and to finance future acquisitions.

This offering

     We issued 12,960,076 of the shares covered by this prospectus to former Delta shareholders in connection with the exchange agreement pursuant to which we acquired Delta. We issued the remaining shares covered by this prospectus to
V. Suarez & Co., Inc. pursuant to a stock purchase agreement dated July 1998.

     The selling shareholders may offer their shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or privately negotiated prices. No period of time has been fixed within which the shares may be offered or sold.

General

     PAS was incorporated under the Delaware General Corporation Law on March 4, 1988, as Pepsi-Cola Puerto Rico Bottling Company. All references to PAS herein include our subsidiaries, unless otherwise noted. Our executive office is located at 3800 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402. Our telephone number is (612) 661-3830.

                                 Risk Factors

     Before you invest in our shares, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, the other information included in this prospectus and the other information to which we refer you, before you decide to purchase our shares.

     We may be unable to execute our expansion plans. We recently consolidated with Delta and Dakota. We plan to continue our expansion into the Caribbean region. We cannot assure you that we will consummate future acquisitions or that any acquisitions, if consummated, will be advantageous or profitable. The availability of capital may impact our ability to consummate future acquisitions. There can be no assurance that we will obtain financing when required, or if available, that the amount or terms of such financing would be acceptable or favorable to us. Additional financing could require the sale of equity securities which could result in significant dilution to our shareholders. Further, economic, climatic and political conditions in the markets into which we may expand may negatively affect our business and financial results.

     Delta's senior debt could negatively affect our business and financial results. Delta has outstanding $120 million of publicly traded senior notes due 2003, which Delta has no present ability to repay. Delta's senior debt could negatively affect our business and financial results. A substantial portion of Delta's cash flow from operations must be dedicated to debt service and will not be available for other purposes. Delta's ability to obtain additional debt financing in the future for acquisitions, working capital or capital expenditures may be limited. Delta's level of indebtedness could limit its flexibility in reacting to changes in the industry or economic conditions generally. In order to repay the principal balance of the senior notes, Delta must obtain alternative financing. There can be no assurance that Delta will be able to refinance the notes at maturity. The inability to refinance the notes would likely have a material adverse effect on Delta and on the market value and marketability of the notes.

     Because we depend upon PepsiCo to provide us with products and marketing support, changes in our relationship with PepsiCo could reduce our operating income. We are highly dependent on PepsiCo for soft drink concentrates and other products and for marketing support. We have entered into several new bottling agreements with PepsiCo for soft drink beverage products. These agreements provide that we must purchase all of our concentrate for PepsiCo beverages at prices and on other terms which are set by PepsiCo in its sole discretion. PepsiCo may increase prices materially and we may be unable to pass on the increased costs to our customers. Although PepsiCo has provided marketing support to its bottling operations in the past, PepsiCo is not obligated under the bottling agreements to do so. Any concentrate price increases or decreases in marketing support could materially affect our business and financial results. If the new bottling agreements are terminated for any reason, it would have a material adverse effect on our business and financial results.

     PepsiCo has significant influence over us, including the possibility of favoring its objectives over our objectives. PepsiCo has significant influence over us due to its rights as a shareholder and its position as a principal supplier. PepsiCo holds a 23.8% economic interest in PAS and 22.0% voting power over PAS. Through the membership of two of its wholly owned subsidiaries in Dakota Holdings, LLC, PepsiCo beneficially owns approximately 70.3% of our Class B common stock. In addition to its ability to significantly affect the outcome of shareholder voting, PepsiCo has a representative on our board of directors. Further, a majority of our sales are of PepsiCo products. We may have potential conflicts of interest with PepsiCo which could result in PepsiCo's objectives being favored over our objectives. These conflicts could arise over:

     . potential acquisitions of bottling territories and/or assets from PepsiCo or other independent PepsiCo bottlers;

     .    potential divestitures of parts of our bottling operations; or

     . our obligations to other brand owners which may compete with our obligations to PepsiCo.

     We may be unable to compete successfully in the highly competitive carbonated soft drink market and non-carbonated beverage market. We operate in a highly competitive industry and may not be able to maintain or increase our current revenues. We compete with other carbonated soft drink and non-carbonated beverage bottlers, including other bottlers of internationally recognized brands, within our markets. Such markets are subject to competitive pricing pressures.

     PepsiCo could terminate its bottling agreements with us. Under the bottling agreements, we are required to submit our annual sales, marketing, advertising, management and financial plans to PepsiCo for its review and approval. If we fail to submit these plans or fail to carry them out in all material respects, PepsiCo may terminate the bottling agreements. If PepsiCo terminates the bottling agreements for this or any other reason, it would have a material adverse effect on our business and financial results.

     We depend upon management services rendered by an entity which may favor its own interests over ours. We obtain management services from an entity owned by Robert C. Pohlad, our Chief Executive Officer and Chairman of the Board.

     Compliance with government regulation could require significant expenditures. As the owner and operator of various real properties and facilities, we must comply with various federal, state and local environmental laws and regulations. Additional environmental laws passed in the future or a finding of a violation of existing laws could require us to make significant expenditures.

     We may incur material losses and costs as a result of product liability claims that may be brought against us or any product recalls we have to make. We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us or a widespread product recall could have a material adverse effect on our business and financial results.

     Our systems must be Year 2000 compliant. We face internal and external risks associated with Year 2000 compliance which could potentially affect our production, distribution and administrative systems and our customers, suppliers of raw materials, utilities and distribution services. Year 2000 related problems could prevent our customers from accepting deliveries from us or processing payments for amounts due to us. Suppliers may be prevented from producing and supplying goods or services essential to our business.

     Delta has provided select information services to us, including the use of information systems and technology, under an accounting services agreement executed in fiscal year 1998. Prior to the acquisition of Delta and Dakota, we completed our transition to Delta's systems, hardware and software. Both Delta and Dakota used the PepsiCo Year 2000 compliance plan as a framework for the development and implementation of their own Year 2000 compliance plans. Below is a discussion of our Year 2000 readiness and planning status.

     Our production facilities use equipment that operates using computer control systems based upon programmed logic controllers. We have completed a Year 2000 compliance evaluation of these systems. We also use computer systems to forecast demand, order raw materials, monitor inventory levels, ship product and record shipments. The software that runs these processes is a combination of commercially available software and internally developed applications. Our initial assessment indicated that these applications were Year 2000 compliant, and we, through Delta and Dakota, have completed the testing of these applications. We rely on a supply chain to produce and distribute our products from manufacturing facilities to distribution warehouses and finally to customers. Our distribution center uses a common supply chain management application that is Year 2000 compliant.

     In order to assess the external risks to us, Delta and Dakota distributed Year 2000 readiness surveys to our suppliers and key customers. We are waiting for the responses from suppliers and customers to complete the assessment.

     We have not incurred material incremental costs associated with our Year 2000 plan. We believe that the remaining costs associated with addressing Year 2000 compliance issues will not be material.

     Our most likely potential risk with regard to Year 2000 issues is the temporary inability of suppliers to provide supplies of raw materials to us. The inability of our suppliers to be Year 2000 ready could result in delays in product manufacturing and delivery, thereby adversely affecting our business or operations. We believe, however, that in a worst case scenario any disruption in supply materials can be minimized by relying on inventories or shifting production to unaffected plants with some increase in distribution costs.

     We recognize the need for Year 2000 contingency plans in the event that remediation is not fully successful or that the remediation efforts of our vendors and suppliers are not timely completed. We plan to address contingency planning during calendar 1999. Such plans will include building inventories of raw materials and finished goods in advance of January 1, 2000, to protect against supply and production disruptions. To the extent that our vendors and suppliers are unable to provide sufficient evidence of Year 2000 readiness on a timely basis, we will seek to arrange for their replacement. Additionally, we are developing manual processes to replace electronic applications in the event of their failure.

     Special note regarding our forward-looking statements. This document and the documents incorporated herein by reference contain various forward-looking statements within the meaning of Section 21E of the Exchange Act. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this document and the documents incorporated herein by reference, the words "anticipates," "believes," "expects," "intends," "plans," "estimates" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ materially from those anticipated, certain of which are beyond our control, are set forth herein under the caption "Risk Factors."

     Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Accordingly, we cannot be certain that any of the events anticipated by forward-looking statements will occur or, if any of them do occur, what impact they will have on us. We caution you to keep in mind the cautions and risks described herein and to refrain from placing undue reliance on any forward-looking statements, which speak only as of the date of the document in which they appear.

                             Selling Shareholders

     The following table presents information regarding the selling shareholders. The shares listed below represent the shares of Class B common stock which the selling shareholders beneficially owned on October 18, 1999. In the following table, percentage of beneficial ownership is based on 81,760,006 outstanding shares of Class B common stock.

                                                                      Percentage of                         Shares
                                                                       Outstanding                       Beneficially
                                                     Shares              Shares                            Owned if
                                                  Beneficially        Beneficially                           All
                                                     Owned                Owned                           Shares are
                                                    Before               Before           Shares          Sold in the
 Selling Shareholder                                Offering            Offering          Offered           Offering
---------------------------------------------     ------------        ------------      -----------      -------------
The Northwestern Mutual Life Insurance Co....       3,217,397              3.9           3,217,397             0
  720 East Wisconsin Avenue
  Milwaukee, WI 53202

Massachusetts Mutual Life Insurance Co. (1)..       1,883,075              2.3           1,883,075             0
  1295 State Street
  Springfield, MA 01111

V. Suarez & Co., Inc.........................       1,631,685              2.0           1,242,085       389,600
  P.O. Box 364588
  San Juan, PR 00936

The Morgan Stanley Leveraged Mezzanine
   Fund, L.P.................................       1,456,557              1.8           1,456,557             0
  1221 Avenue of the Americas, 33rd Floor
  New York, NY 10020

Arbeit Investment Limited Partnership........       1,439,967              1.8           1,439,967             0
  10350 Bren Road West
  Minnetonka, MN 55343

Insurance Company of North America...........       1,342,344              1.6           1,342,344             0
  900 Cottage Grove Road
  Bloomfield, CT 06002

Norwest Venture Capital Management, Inc......       1,329,261              1.6           1,329,261             0
  222 South Ninth Street, Suite 2800
  Minneapolis, MN 55402

Connecticut General Life Insurance Co........       1,128,910              1.4           1,128,910             0
  900 Cottage Grove Road
  Bloomfield, CT 06002

Kenneth E. Keiser............................         668,942                *             183,098       485,844
  60 South Sixth Street, Suite 3800
  Minneapolis, MN 55402

The Lincoln National Life Insurance Company..         443,552                *             443,552             0
  200 East Berry
  Fort Wayne, IN 46802

Mass Mutual Corporate Investors (1)..........         332,296                *             332,296             0
  1295 State Street
  Springfield, MA 01111

John F. Bierbaum.............................         184,242                *               7,565       176,677
  60 South Sixth Street, Suite 3800
  Minneapolis, MN 55402

US Bancorp...................................         161,601                *             161,601             0
  601 Second Avenue South, 18th Floor
  Minneapolis, MN 55402

First Colony Life Insurance Co...............          34,453                *              34,453             0
  2 Union Square, Suite 1500
  Seattle, WA 98111

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*Represents less than one percent.

(1) Pursuant to an exemptive order issued under Section 17(d) of the Investment Company Act of 1940, as amended, Massachusetts Mutual Life Insurance Co. and Mass Mutual Corporate Investors must sell shares in proportion to their respective holdings, unless the Joint Transactions Committee of the Board of Trustees of Mass Mutual Corporate Investors approves a disproportionate disposition of such shares.

     We issued 12,960,076 of the shares covered by this prospectus to the former shareholders of Delta in connection with the exchange agreement pursuant to which we acquired Delta in October 1999. We issued the remaining shares covered by this prospectus to V. Suarez & Co., Inc. pursuant to a stock purchase agreement dated July 1998.

     Diego Suarez, Jr., a member of our board of directors, is President, Chief Executive Officer and Assistant Secretary of V. Suarez & Co., Inc. The number of shares presented above as beneficially owned by this entity includes 340,000 shares of Class B common stock issuable pursuant to the exercise of a warrant. In addition to the information presented above, V. Suarez & Co., Inc. owns 1,000,000 shares of Class A common stock, or 20% of the class. Each share of Class A common stock has six votes and each share of Class B common stock has one vote.

     Kenneth E. Keiser is President and Chief Operating Officer of PAS. John F. Bierbaum is Vice President and Chief Financial Officer of PAS and Pohlad Companies. Mr. Bierbaum is also a director of Delta. The number of shares presented above as beneficially owned by Messrs. Keiser and Bierbaum includes 37,000 and 18,500 shares of Class B common stock, respectively, issuable pursuant to the exercise of stock options. The table above also includes shares and options which we have agreed to issue to Messrs. Keiser and Bierbaum in consideration of the cancellation of rights previously granted to them under the phantom stock plans of Delta and Dakota. Pursuant to such agreement, Mr. Keiser has the right to receive 228,686 shares and options to purchase 220,158 shares and Mr. Bierbaum has the right to receive 66,391 shares and options to purchase 91,786 shares.

Selling shareholders' registration rights

     Under our agreements with the selling shareholders, we agreed to use our best efforts to register their shares of common stock. Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus. In addition, the former shareholders of Delta have entered into lock-up agreements with us which prohibit them from selling shares acquired pursuant to the Delta exchange agreement before April 15, 2000.

                                Use of Proceeds

     All of the net proceeds from the sale of the shares will go to the shareholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the sale of the shares.

                              Plan of Distribution

     The selling shareholders may offer their shares at various times in one or more of the following transactions:

     .    on the New York Stock Exchange;
     .    in transactions other than on such exchange;
     .    in privately negotiated transactions; or
     .    in a combination of any of the above transactions.

     The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prices, or at negotiated prices. We are indemnifying the selling shareholders and they are indemnifying us against certain liabilities.

     The selling shareholders may use broker-dealers to sell their shares. If this happens, such broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

     The selling shareholders and any persons who participate in the sale of the shares from time to time, may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions paid or discounts or concessions allowed to any such persons, and any profits received on resale of the shares, may be deemed to be underwriting compensation under the Securities Act.

     In order to comply with applicable state securities laws, the shares will be sold only through registered or licensed brokers or dealers. In addition, the shares will not be sold until they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

                                 Legal Matters

     For the purposes of this offering, Briggs and Morgan, Professional Association, is giving its opinion on the validity of the shares. Brian D. Wenger, a shareholder of Briggs and Morgan, Professional Association, is Secretary of PAS.

                                    Experts

     The financial statements and schedule of PAS (formerly known as Pepsi-Cola Puerto Rico Bottling Company) as of December 31, 1998 and for the three-month period then ended, and as of September 30, 1998 and for the fiscal year then ended, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements and schedule of PepsiAmericas, Inc. (formerly known as Pepsi-Cola Puerto Rico Bottling Company) as of September 30, 1997, and for each of the years in the two-year period ended September 30, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Delta as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements of Dakota as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      Where You Can Find More Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholders sell all of the shares covered by this prospectus:

     . Transition Report on Form 10-K for the transition period ended December 31, 1998;

     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 (as amended) and June 30, 1999;

     . Description of our common stock contained in our Registration Statement on Form S-1 (No. 33-94620) (as amended);

     . Current Reports on Form 8-K filed on June 28, 1999, July 15, 1999 and October 26, 1999; and

     . Definitive Schedule 14A Proxy Statements filed on January 19, 1999 (annual meeting) and September 7, 1999 (special meeting).

     This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the registration statement or any of the above filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                         PepsiAmericas, Inc.
                         3800 Dain Rauscher Plaza
                         60 South Sixth Street
                         Minneapolis, Minnesota 55402
                         (612) 661-3830

     You should rely only on the information and representations provided in this prospectus. We have not authorized anyone else to provide you with different information. No selling shareholder will make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

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     You should rely on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

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                               TABLE OF CONTENTS
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                                                                          Page
                                                                          ----
Prospectus Summary......................................................... 2
Risk Factors............................................................... 3
Selling Shareholders....................................................... 6
Use of Proceeds............................................................ 8
Plan of Distribution....................................................... 8
Legal Matters.............................................................. 8
Experts.................................................................... 8
Where You Can Find More Information........................................ 9


                              14,202,161 Shares


                              PepsiAmericas, Inc.


                             Class B Common Stock


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                                  PROSPECTUS
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                               November 12, 1999

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